SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to section 15(d) of

The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission file number: 0-18121

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

(Full title of the plan )

MAF BANCORP, INC.

55th & Holmes

Clarendon Hills, IL 60514

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive officer)

REQUIRED INFORMATION

Items 1-3.

Item 4. The Mid America Bank, fsb Employees’ Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of this annual report:

(a) Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 2002. Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees’ Profit Sharing Plan (Registration No. 333-83534) with the Securities Exchange Commission on February 28, 2002.

(b) Notes to Financial Statements

(c) Supplemental Schedules

Exhibits

No. 23	Independent Auditors’ consent
No. 99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Mid America Bank, fsb Employees’ Profit Sharing Plan

By:	/S/ MICHAEL J. JANSSEN

Member of Plan Administrative Committee

Date: June 27, 2003

FINANCIAL STATEMENTS AND SCHEDULES

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

INDEPENDENT AUDITORS’ REPORT

The Trustees

Mid America Bank, fsb

    Employees’ Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees’ Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 2002 and reportable transactions for the year ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/     KPMG LLP

June 20, 2003

Chicago, Illinois

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

	December 31,
	2002	2001
Assets:
Investments, at fair value:
Money market deposit account	$164,959	54,068
Certificates of deposit	4,638,373	3,118,089
Mutual funds	6,631,358	6,664,123
Pooled trust funds	10,158,659	7,662,395
MAF Bancorp, Inc. common stock	19,683,843	17,510,915
Participant loans receivable	19,636	—

	41,296,828	35,009,590

Accrued dividends and interest	119,377	71,194
Employer’s contribution receivable	—	1,120,000
Cash and other assets	—	18,917

Total assets	41,416,205	36,219,701
Liabilities-accounts payable	53	—

Net assets available for plan benefits	$41,416,152	36,219,701

See accompanying notes to financial statements.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2002	2001	2000
Additions to net assets attributed to:
Interest income	$604,150	427,973	279,929
Dividend income	453,492	443,900	1,046,943

	1,057,642	871,873	1,326,872

Gain (loss) on sale of investments:
Mutual funds	132,504	(29,290)	1,859
Pooled trust funds	(68,230)	—	—
Other common stock	—	—	335,687
MAF Bancorp, Inc. common stock	1,060,655	(16,669)	1,305

	1,124,929	(45,959)	338,851

Unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	(1,368,761)	(479,953)	(496,523)
Pooled trust funds	(546,985)	(197,456)	—
Other common stock	—	—	(639,152)
MAF Bancorp, Inc. common stock	1,652,789	694,523	5,082,310

	(262,957)	17,114	3,946,635

Contributions:
Employer	1,920,000	1,120,000	1,020,000
Employee	2,399,949	1,873,916	1,496,422

	4,319,949	2,993,916	2,516,422

Transfer of assets from merged plan	814,954	—	—

Total additions to net assets	7,054,517	3,836,944	8,128,780

Deduction from net assets attributed to:
Benefits paid to participants	1,858,066	1,292,814	2,719,981
Administrative expenses	—	10	23

	1,858,066	1,292,824	2,720,004

Net increase in net assets available for plan benefits	5,196,451	2,544,120	5,408,776
Net assets available for plan benefits:
Beginning of year	36,219,701	33,675,581	28,266,805

End of year	$41,416,152	36,219,701	33,675,581

See accompanying notes to financial statements.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2002, 2001 and 2000

(1)    Description of Plan

The following description of the Mid America Bank, fsb Employees’ Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb and it’s affiliates (the “Company”) are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). LaSalle Bank N.A. is the trustee of the Plan.

Merger

On November 30, 2001, Mid Town Bancorp, Inc. was merged with and into MAF Bancorp. Concurrently, Mid Town Bank and Trust Company of Chicago (“Mid Town”) was merged into the Company and the Company became the plan sponsor for the Mid Town Bank Savings and Profit Sharing Plan. Net assets of the Mid Town Bank Savings and Profit Sharing Plan totaling $814,954, were merged into the Plan on September 20, 2002. All former Mid Town participants who were employees on November 30, 2001 became active participants as of such date. A year of service includes any period or periods previously credited to employees under the Mid Town Bank Savings and Profit Sharing Plan. All participants’ balances from the merged plan are 100% vested.

Contributions

Each year the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. In addition, all employees are allowed to defer up to 75% of their pre-tax compensation as 401(k) contributions up to an annual limit of $11,000 ($10,500 in 2001 and 2000). Beginning in 2002, special provisions apply to employees over the age of 50, which increases the annual limit to $12,000 and will be increased subsequently. The Company will make matching contributions equal to 35% of a participant’s pre-tax deferral amounts, up to maximum match of $1,200, for those 401(k) plan participants eligible to receive employer matching contributions.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements—Continued

Participant Accounts

Each participant’s contribution account is credited with the participant’s contribution and an allocation of earnings. Each participant’s Company contribution account is also credited with an allocation of the Company’s contribution and forfeitures of terminated participants’ nonvested balances, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company’s contribution and forfeitures of terminated participants’ accounts are based on the ratio that each participant’s eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s accounts.

Vesting

Participants are immediately vested in their pre-tax contributions, their voluntary after-tax contributions, rollover contributions and merged plan accounts plus actual earnings thereon. Vesting in the employer matching and employer discretionary contribution accounts is based on years of service as follows: Less than 2 years—0%; 2 years—20%; 3 years—40%; 4 years—60%; 5 years—80%; 6 years or more—100%.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of eight investment options. Participants may change their deferred percentage once per quarter.

Certificate of Deposit. The Mid America Bank certificate of deposit (“CD”) product offers a return equal to a market interest rate that changes periodically. As of December 31, 2002, the plan maintains one CD with a balance of $4.6 million with an interest rate of 7.25% that matures on May 30, 2003. The CD had an original term of 35 months. Subsequent to May 30, 2003, the CD matured and was reinvested for six months at 1.5%. Under Federal Deposit Insurance Corporation (“FDIC”) regulations, each participant’s share of the CD is insured up to the FDIC’s applicable limit of $100,000. At December 31, 2002, the aggregate amount of participant uninsured balances was $1.0 million.

MAF Bancorp, Inc. Stock. Investing in common stock represents an investment in a company by which a person becomes a part owner of that company. The only direct common stock investment that may be made with employee contributions is an investment in the common stock of MAF Bancorp, Inc. Dividends paid on shares of MAF Bancorp, Inc. purchased through the 401(k) component of the plan are reinvested in MAF Bancorp, Inc. common stock. It is expected that all purchases will be made at prevailing market prices. Under certain circumstances, the trustees may be required to limit the daily volume of shares purchased. A participant’s account will be adjusted to reflect changes in the value of MAF Bancorp, Inc. shares resulting from dividends, stock splits, and similar changes.

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements—Continued

Mutual Funds—The American Funds:

Growth Fund of America. This fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks and has the flexibility to invest wherever the best growth opportunities may be. The fund emphasizes companies that appear to offer opportunities for long-term growth, and may invest in cyclical companies, turnarounds and value situations. Investments are comprised primarily of common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash. The fund may invest up to 15% of its assets in securities of issuers domiciled outside the United States and not included in the S&P 500 Index. The fund may invest up to 10% of assets in debt securities rated below investment grade.

Washington Mutual Investors Fund. This fund seeks to provide current income and the opportunity for growth of principal consistent with sound common-stock investing. The fund seeks to be at least 95% invested in equity-type securities, and 95% of equity holdings will be domiciled in the United States. The fund invests in stocks that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds. The fund may not invest in companies that derive their primary revenues from alcohol or tobacco. The fund invests in common stocks and securities convertible into common stocks. Companies owned must be based in the United States and included in the S&P 500 Index.

Income Fund of America. This fund seeks to provide current income and, secondarily, growth of capital through a flexible mix of equity and debt instruments. Investments are made in both the stock and bond markets that provide opportunities for above-average current income and long-term capital growth. The fund has typically provided income well in excess of that provided by stocks in general. The fund invests primarily in common or preferred stocks, convertible securities, bonds, U.S. and non-U.S. companies and up to 10% of assets in fixed-income securities of non-U.S. issuers denominated in U.S. dollars. The fund may invest only 20% of its assets in securities rated below investment grade.

Cash Management Trust of America. This fund seeks to provide income on cash reserves, while preserving capital and maintaining liquidity, through investments in high-quality money market instruments.

New Perspective Fund. This fund seeks to provide long-term growth of capital through investments all over the world, including the United States. Investments are diversified among blue chip companies in the United States and abroad, emphasizing multinational or global companies and focusing on opportunities generated by changes in global trade patterns and economic and political relationships. The fund invests primarily in common stocks, convertibles, preferred stocks, bonds and cash. The fund may invest up to 100% of its assets outside the United States, though in practice this is unlikely since New Perspective Fund is a global fund. There have been many periods, however, when more than 75% of assets have been invested outside the United States.

MID AMERICA BANK, fsb

EMPLOYEES PROFIT SHARING PLAN

Notes to Financial Statements—Continued

Bond Fund of America. This fund seeks to provide as high a level of current income as is consistent with preservation of capital. The fund is one of the most broadly diversified fixed-income funds available, giving the fund’s managers great flexibility in responding to bond market conditions. Investments are in corporate debt securities, U.S. and other government securities, mortgage-related securities and cash. The fund may invest up to 25% of its assets in fixed-income securities of corporations and government entities outside the United States. Typically, the fund will be invested in intermediate- to long-term securities. The fund generally invests at least 80% of its assets in bonds, including corporate bonds, U.S. government securities and money market instruments. Normally, at least 60% of its assets will be invested in securities rated A or better at the time of purchase. The fund may invest up to 40% of its assets in other debt obligations, including lower-rated bonds. It is the fund’s current practice not to invest more then 15% of its assets in debt securities rated Ba and BB or below.

Participant Loans

The Plan does not allow participant loans. However, the Mid Town Bank Savings and Profit Sharing Plan had three loans outstanding at the time of the merger totaling $19,636, which were merged into the Plan. The loans carry interest rates ranging from 6.00%—9.00%, and mature between January 30, 2004 and September 16, 2011.

Payment of Benefits

On termination of service, participants may elect to either leave their account balances in the plan until age 70 1/2, if the balance exceeds $5,000, or receive a lump-sum amount equal to the value of their vested account. Benefits are recorded when paid.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investments in mutual funds, pooled trust funds and common stock are stated at fair value as determined by reference to quoted market prices. Money market deposit accounts, certificates of deposit and participant loans receivable are stated at face value plus accrued interest, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method for the

MID AMERICA BANK, fsb

EMPLOYEES PROFIT SHARING PLAN

Notes to Financial Statements—Continued

individual asset. Dividend income is recorded on the ex-dividend date. Interest income is accrued for when earned.

The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3)    Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated July 18, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)    Administrative Expenses

The Company generally pays the administrative expenses of the Plan.

(5)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

MID AMERICA BANK, fsb

EMPLOYEES PROFIT SHARING PLAN

Notes to Financial Statements—Continued

(6)    Transactions With Parties-in-Interest

The following table summarizes the balances related to transactions of the Plan with parties-in-interest.

	At or for the Year Ended December 31,
	2002	2001	2000
Money market deposit account	$—	—	4,000,839
Pooled trust funds	10,158,659	7,662,395	—
Certificates of deposit	4,638,373	3,118,089	3,067,292
MAF Bancorp, Inc. common stock	19,683,843	17,510,915	19,301,871
Interest income	603,097	394,746	279,929
Dividend income from MAF Bancorp, Inc. stock	357,374	293,156	267,361
Contributions to the Plan	1,920,000	1,120,000	1,020,000

(7)    Investments

As of December 31, 2002 and 2001, the Plan held the following investments which comprised 5% or more of the Plan’s net assets, at fair value:

	December 31,
	2002	2001
MAF Bancorp, Inc. common stock	$19,683,843	17,510,915
Mid America Bank, fsb certificate of deposit	4,638,373	3,118,089
ABN AMRO Income Plus Fund	8,171,836	4,810,357
LaSalle S&P 500 Index Fund	—	2,852,038
American Mutual Funds:
Washington Mutual Investors Fund	2,256,842	2,402,793
Growth Fund of America	—	2,205,023

MID AMERICA BANK, fsb

EMPLOYEES PROFIT SHARING PLAN

Notes to Financial Statements—Continued

(8)    Non-participant—Directed Investments

Information about the net assets and the changes in net assets relating to the non-participant directed investments is shown below. The pooled trust funds are managed by the company (or one of it’s affiliates) that also serves as an independent trustee of the Plan.

	December 31,
	2002	2001
Assets:
Investments, at fair value:
Pooled trust funds	$10,158,659	7,662,395
Money market deposit account	164,959	54,068
MAF Bancorp, Inc. common stock	—	6,391,397

	10,323,618	14,107,860

Accrued dividends and interest	119,377	71,194
Liabilities—accounts payable	(53)	—
Employer’s contribution receivable	—	1,120,000
Cash and other assets	—	18,917

	$10,442,942	15,317,971

(Continued)

MID AMERICA BANK, fsb

EMPLOYEES PROFIT SHARING PLAN

Notes to Financial Statements—Continued

	Year Ended December 31,
	2002	2001	2000
Additions to net assets attributed to:
Interest income	$339,423	266,446	133,802
Dividend income	127,908	118,625	183,443

	467,331	385,071	317,245

Gain (loss) on sale of investments:
Pooled trust funds	(68,230)	—	—
Other common stock	—	—	335,687
MAF Bancorp, Inc. common stock	518,014	29,046	1,453

	449,784	29,046	337,140

Unrealized appreciation (depreciation) in fair value of investments:
Pooled trust funds	(546,985)	(197,456)	—
Other common stock	—	—	(639,152)
MAF Bancorp, Inc. common stock	484,305	332,724	2,114,963

	(62,680)	135,268	1,475,811

Contributions:
Employer	1,920,000	1,120,000	1,020,000
Employee	7,266	9,092	16,165

	1,927,266	1,129,092	1,036,165

Total additions to net assets	2,781,701	1,678,477	3,166,361

Deduction from net assets attributed to:
Benefits paid to participants	825,172	550,491	567,434
Administrative expenses	—	10	23

	825,172	550,501	567,457

Transfers to participant directed
investments	(6,831,558)	—	(4,449)

Increase (decrease) in net assets available for plan benefits	$(4,875,029)	1,127,976	2,594,455

Schedule 1

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of

Assets Held for Investment Purposes

December 31, 2002

Identity of Issue	Number of Shares	Maturity Date	Interest Rate	Cost	Current Value
Money market deposit accounts:
Dreyfus Cash Management	164,959	N/A	1.20%	$164,959	164,959

Certificates of deposits:
Mid America Bank, fsb*	N/A	5/30/03	7.25	$4,638,373	4,638,373

Mutual Funds:
American Funds:
Washington Mutual Investors Fund	95,995	N/A	N/A	$2,147,690	2,256,842
Growth Fund of America	111,390	N/A	N/A	2,204,738	2,057,364
Income Fund of America	36,891	N/A	N/A	488,328	529,390
New Perspective Fund	78,256	N/A	N/A	1,429,903	1,411,729
Cash Management Trust of America	263,379	N/A	N/A	263,379	263,379
Bond Fund of America	8,870	N/A	N/A	108,749	112,654

				$6,642,787	6,631,358

Pooled Trust Funds:
LaSalle S&P 500 Index Fund*	90,742	N/A	N/A	2,731,264	1,986,823
ABN AMRO Income Plus Fund*	8,171,836	N/A	5.39	8,171,836	8,171,836

				$10,903,100	10,158,659

Common stock—MAF Bancorp, Inc.*	580,585	N/A	N/A	$5,553,495	19,683,843

Participant loans receivable	N/A	1/30/04—9/16/11	6.00—9.00	$19,636	19,636

N/A—Not applicable

* Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

See accompanying independent auditors’ report.

Schedule 2

MID AMERICA BANK, fsb

EMPLOYEES’ PROFIT SHARING PLAN

Schedule H, Line 4j—Schedule of Reportable Transactions

For the Year Ended December 31, 2002

Identity of Issue	Description	Purchase Price	Selling Price	Cost	Market Value at date of Transaction	Gain
Dreyfus Cash Management	Money market deposit accounts	1	N/A	$3,478,076	$3,478,076	N/A
Dreyfus Cash Management	Money market deposit accounts	N/A	1	3,367,185	3,367,185	N/A
LaSalle Income Plus Fund*	Pooled Trust Fund	1	N/A	3,361,479	3,361,479	N/A

N/A—Not applicable

* Asterisk denotes an investment in an entity which is a “party-in-interest” as defined by ERISA.

See accompanying independent auditors’ report.